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Exhibit 4.2

        PROSPECTUS

Horizon

AVENTIS 2003
STOCK PURCHASE PLAN
for employees who are US citizens or residents

        This Prospectus is applicable to the offer and sale of Aventis (Company) Ordinary Shares of non-nominal value, as long-term incentive compensation, in part pursuant to Options (Options), sold to eligible employees under Horizon, the Aventis 2003 Stock Purchase Plan for employees who are US citizens or residents (the Plan). A total of 6.5 million Ordinary Shares of Aventis (Shares) and 320,000 Options, each of which entitles the holder to purchase ten Shares, have been registered under the Securities Act of 1933 for issuance under the Plan.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

September 2, 2003

AVAILABLE INFORMATION

        Aventis is subject to the information requirements of the Securities Exchange Act of 1934 (Exchange Act) and in accordance therewith files reports with and furnishes other information to the Securities and Exchange Commission (Commission). Such information can be inspected and copied at the public reference facilities maintained by the Commission at room 1024, 450 Fifth Street, NW, Washington D.C. 20549, and at its regional office at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which Aventis American Depositary Shares (ADSs) are listed.

        Certain documents and reports filed by Aventis with the Commission, including Aventis' annual report on Form 20-F for the year ended December 31, 2002, and all subsequent reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act, are incorporated by reference into this Prospectus. Such documents and reports, as well as copies of documents required to be delivered to persons eligible to participate in the Plan, are available upon written or oral request to the Plan Administrator, via Pam McHugh, Aventis Pharmaceuticals, 400 Somerset Corporate Boulevard, Mail Code SC4-710A, Bridgewater, New Jersey (908) 243-6000.

GENERAL

        The Aventis Shareholders approved the authorization to issue Shares pursuant to the Plan at its General Meeting on April 17, 2003 and delegated to the Management Board the necessary authority to implement the Plan. The Plan allows eligible employees to purchase or option newly-issued Aventis Shares at a preferred price and receive special investment and payment terms. The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

ELIGIBILITY

        All "active" full-time and regular part-time employees of companies in which Aventis has more than 50% ownership and voting control and who are residents or citizens of the United States are eligible to participate in the offering. "Active" means employed as of September 1, 2003 and through the end of the Plan enrollment period. Individuals on cooperative and post-doctorate assignments, interns, and fellows are not eligible.

PURCHASE OF SHARES AND OPTIONS

        As an eligible employee, you may purchase Shares and/or Options pursuant to the terms and conditions described below at a preferred price. The preferred price for Shares is a 15% discount from the initial price. The initial price is Euro 45.64 (US$49.38) per Share, which is the closing price for Aventis Shares on the Paris Stock Exchange on September 2, 2003. The preferred price, accordingly, is Euro 38.80 (US$41.98) per Share. The purchase price in dollars was determined based on a currency exchange rate of Euro 1.00 to US$1.0820, which was the three-month-forward exchange rate published on September 2, 2003, by the European Central Bank.

        Horizon consists of two investment choices, the Classic Plan and the Leverage Plan. You may purchase Shares through the Classic Plan or Options through the Leverage Plan.

        You may invest an aggregate of up to a total of 25% of your 2003 total cash compensation in the Leverage Plan and the Classic Plan. Total cash compensation means your annual base salary plus the dollar amount of your annual target bonus, both, as in effect on September 1, 2003.

        You may subscribe to purchase Shares and/or Options in the offering only between September 27, 2003 and October 26, 2003 under one or both of the investment choices described below. To purchase Shares and/or Options, you must either complete and sign an Enrollment Form, supplied by the Company, and return it to Allecon Stock Associates, LLC, the Plan Administrator, by October 26, 2003, or enroll electronically through the Horizon Website by October 26, 2003. Once the enrollment period has ended, your last enrollment form mailed or your last electronic enrollment transmitted is final and may not be reduced or rescinded later except as a result of a global oversubscription of the Leverage Plan or the entire Plan, as described below. The Plan Administrator's mailing address is 2100 East Maple Road, Suite 325, Birmingham, MI 48009-6514. You may access the Horizon Website through http://www.aventishorizon.net.

        You may pay for your Shares and/or Options in one lump-sum payment, or through payroll deduction in equal installments over 12 months, or a combination of both. The amount that you elect to pay through payroll deduction cannot exceed $10,000 less the balance of any outstanding loans that Aventis or its affiliates has made to you. You must pay any portion of your investments in excess of this amount in the form of a lump sum payment. You must indicate your payment preference when you enroll. If you choose to pay for part or all of your Shares in one lump sum payment, the Plan Administrator will advise you of the amount due and the payment due date. If your lump sum payment is not received by the due date, payroll deductions will automatically begin and will continue for 12 months. If you are required to make a lump sum payment because your Share and/or Option purchases together with any outstanding loans from Aventis or affiliates exceed $10,000, and that lump sum payment is not received by the due date, to the extent necessary, Classic Plan Shares will be sold on your behalf to cover the unpaid amount (and related costs of sale) and/or the unpaid amount will be immediately deducted from your pay.

        If your employment terminates before you have made all required payments, you must pay any remaining balance due for your Share and/or Option purchases and taxes owed before any Shares will be delivered to you. If you fail to pay the remaining balance within the requested time, all or part of your Shares will be sold on your behalf and the proceeds shall be used to pay Aventis the remaining balance, any required tax withholding and the costs of the sale. If the sale proceeds are not sufficient to satisfy your obligations, you will owe the balance to Aventis. If you fail to pay Aventis the remaining balance, your obligation may be handled by a collection agency.

CLASSIC PLAN

        Subject to the aggregate investment limitation described above, you may purchase any number of Shares at the preferred price under the Classic Plan. The total number of Shares that may be purchased or optioned under the Plan by all Aventis associates worldwide is limited to 6,500,000 Shares. If the total number of Shares and/or Options ordered by all Aventis associates exceeds this limit, the number of Shares you may purchase under the Classic Plan may be reduced. The Plan Administrator will notify you of any reduction in your order.

LEVERAGE PLAN

        Subject to the aggregate investment limit described above and the Leverage Plan limit described below, under the Leverage Plan, you may purchase one or more Options for ten Shares at an option purchase price equal to 10% of the discounted value of the Shares you have optioned. In other words, the option purchase price for one Option for ten Shares will equal the preferred price. When you purchase one or more Options through the Leverage Plan and pay the option purchase price, Shares will be purchased and held in an option account with Citibank. The purchase price for 90% of the value of all the Shares you optioned will be obtained through a special financing arrangement with a financial institution, without the need for you to provide additional funds. To secure this financing arrangement, 100% of the Shares subject to your Options will be placed in an option account with Citibank, where they are held as collateral for the financing until the end of the holding period. Your rights to the Shares subject to the Option are limited as described below.

        To participate in the Leverage Plan, you must authorize Aventis to sign a promissory note for you and take other actions on your behalf. In the promissory note, you promise to repay the amount of the financing used to acquire Shares in your option account (the Loan). WHEN AVENTIS SIGNS THE PROMISSORY NOTE ACCORDING TO YOUR INSTRUCTIONS IN THE ENROLLMENT FORM (WHETHER PAPER OR ELECTRONIC), YOU WILL BE LEGALLY OBLIGATED BY THE TERMS OF THE PROMISSORY NOTE EXACTLY AS IF YOU HAD SIGNED IT YOURSELF. Aventis will have no liability or obligation under the promissory note.

        In addition to requiring repayment of the amount of the financing used to acquire Shares, the promissory note requires the surrender of other sums to the financial institution in repayment of the Loan. Under the promissory note, all dividends on Shares held in your option account are automatically paid to the financial institution as part of the required payment of the Loan. In addition, a portion of the appreciation of the Shares in the option account is payable to the financial institution as repayment of the Loan. As the value of the Shares increases, the amount payable to the financial institution increases.

        On April 1, 2008, or earlier permitted distribution as described below, you will exercise your Option by repaying the Loan and receiving Shares. Under the promissory note, Shares in your option account will be used to repay the Loan and the related financing costs, or you can repay the Loan and the related financing costs in cash. The exact number of Shares or the exact amount of cash needed for this purpose will depend on the fair market value of Aventis Shares on April 1, 2008.

        If the fair market value of 90% of your option account at April 1, 2008, or upon earlier permitted distribution, is insufficient to pay the balance of the promissory note, you will not owe any money with respect to the promissory note. The promissory note will be paid solely from the Shares in your option account (together with dividends on all the Shares in your option account as mentioned above). The financial institution providing the Loan will have a security interest in (in other words, a lien on) the Shares in your option account, which will be terminated on April 1, 2008, or upon earlier permitted distribution of your Shares.

        On April 1, 2008, when you exercise the Option, you may have a choice to repay the Loan in Shares or in cash. If you elect to repay the Loan in Shares, some of the Shares in your option account will be used to repay the Loan and costs of financing. If you elect to repay the Loan in cash, you will be notified of the amount you owe. The exact number of Shares and the exact amount of cash will be determined generally by the average closing price of the Shares on the Paris Stock Exchange for the 20 trading days prior to April 1, 2008. The remaining Shares in the option account will be delivered to you. The promissory note will be canceled, and the security interest in (lien on) the Shares in your option account will be released.

        If the Final Price is greater than the Initial Price, and you elect to repay the Loan in Shares, for each Option you purchased under the Leverage Plan, the total number of Shares you will receive on April 1, 2008 is determined by the following formula:

No. of Shares received = 1 + 4.0 × [1-Initial Price/Final Price]

        If the Final Price is greater than the Initial Price and you elect to repay the Loan in cash, for each Option you purchased under the Leverage Plan, the amount of cash required to repay the Loan is determined by the following formula:

Amount of Cash = (9-(4.0 × [1-Initial Price/Final Price])) × Final Price

        If the Final Price is less than or equal to the Initial Price, you may only repay the Loan with Shares. You will receive 10% of the value of the option account at the end of the holding period, which will be paid to you in Shares.

        If the French "avoir fiscal" is paid with respect to Shares held in the option account, the financial institution will receive the "avoir fiscal" as part of the repayment of the Loan. When the Loan is repaid upon exercise of the Option, a slight upward adjustment may be made to the number of Shares you receive to reflect the partial prepayment of the Loan with the "avoir fiscal." The "avoir fiscal" is a payment by the French Treasury to eligible shareholders of French corporations equal to a percentage of the amount of the dividend paid, provided that a claim for such payment is timely filed with the French Treasury.

        You may not subscribe for more than 80 Options for 800 Shares under the Leverage Plan. Additionally, the total number of Options purchased under the Leverage Plan by all Aventis Employees worldwide (or option equivalents in other countries) is limited to 320,000 Options. If the total amount of Options ordered by all Aventis employees exceeds this limit, the number of Options you may purchase under the Leverage Plan may be reduced. The Plan Administrator will notify you of any reduction in your order. In your Plan enrollment form, you may elect to purchase under the Classic Plan the number of Shares by which your order for Options under the Leverage Plan may be reduced, in which case the number of Shares you purchase under the Classic Plan will automatically be increased by the reduction in your order of Options under the Leverage Plan.

        After the enrollment period ends and all purchase orders for Options worldwide have been tabulated and reconciled, you will be advised of the number of Options you are purchasing under the

Leverage Plan (after any reduction for global oversubscription) and of the amount you must pay and due date for payment for your Options.

        The final price is described herein as being "generally" calculated as the average closing price of the Shares on the Paris Stock Exchange for the 20 trading days prior to April 1, 2008. The reason for this qualification is that the promissory note provides that there may be certain extraordinary events or market disruptions, referred to as instances of market instability, which might cause the financial institution to choose one or more different trading days to calculate the final price.

HOLDING THE SHARES

        You must hold all Shares and/or Options you purchase under the Plan until April 1, 2008, or until the occurrence of an event permitting earlier distribution. All Shares and/or Options purchased by you under the Classic Plan or optioned by you under the Leverage Plan will be held in a Citibank account until that date. During this period, except as specifically provided in this prospectus, you may not withdraw from or terminate your participation in the Plan or withdraw funds or investments held for your account. You may not assign or hypothecate your Shares and/or Options (in other words, pledge your Shares and/or Options or use them for collateral) or any interest you may have in the Plan.

        Shares can be distributed to you before April 1, 2008, only in the event of your death, disability, retirement or other termination of employment. Your employment is considered terminated if, following a merger, demerger, sale of your business unit, or similar transaction, you are employed by a company in which Aventis does not have a controlling interest. If you participate in the Leverage Plan, upon an early distribution event, you will only be permitted to exercise your Option by repaying the Loan in Shares, not in cash. In addition, you will be required to reimburse Aventis for any unpaid Option purchase price and tax withholdings that Aventis is required to make with respect to Shares in your option account. If you participate in the Classic Plan, upon an early distribution event, you will be required to reimburse Aventis for any unpaid Share purchase price. If you fail to reimburse Aventis within a reasonable time, all or part of your Shares will be sold on your behalf and the proceeds shall be used to reimburse Aventis for such unpaid purchase price and/or tax withholding and costs of the sale.

        Purchasers under the Classic Plan will receive dividends like any other Aventis shareholders. You may elect to receive your dividends in cash, or to have them reinvested to buy additional Shares at the prevailing current market price. Purchasers under the Classic Plan will also receive the French "avoir fiscal" payment approximately a year after the dividend is paid.

        During the holding period, you will have the same rights as Aventis shareholders to receive materials distributed to shareholders and to vote Shares, including the Shares in your option account. However, in the event of a tender offer, the financial institution will decide whether or not to tender the Shares in your option account. A tender offer is an invitation addressed to all shareholders of a corporation to tender (or turn over) their shares for sale at a specific price, payable in cash, or sometimes payable in the stock of the corporation inviting the tender.

        During the holding period, Citibank will deliver to you on at least an annual basis, a statement of the account in which your Shares are held.

AT THE END OF THE HOLDING PERIOD

        Prior to the end of the holding period, you will be asked if you wish to exercise your Option by repaying the Loan with Shares or in cash. At the end of the holding period, you will be told how many Shares will be necessary to repay the Loan, how many Shares you will receive and, if you elect to pay cash, the amount of cash required to repay the Loan, based on the final price of Aventis Shares as of April 1, 2008. As mentioned above, the final price is generally computed as the average of the closing prices of the Shares on the Paris Stock Exchange for the 20 trading days prior to April 1, 2008. In accordance with the terms of the promissory note, these trading days may be adjusted in the event of an instance of market instability.

        If an event occurs that permits distribution of Shares to you prior to April 1, 2008, the fair market value of Aventis Shares for determining how many Shares you receive is generally determined as the closing price of Aventis Shares on the Paris Stock Exchange on the last trading day of the month in which the event occurs. However, if the event occurs within the last five business days of a month, fair market value is generally determined as the closing price of Aventis Shares on the Paris Stock Exchange on the last trading day of the following month. In accordance with the terms of the promissory note, this trading day may be adjusted in the event of an instance of market instability. If an event occurs that permits distribution prior to Citibank placing Shares in your account, Aventis will not be able to determine your obligations and/or entitlements until such time as Citibank has placed Shares in your account. Your obligations and entitlements will be determined based upon the closing price of Aventis Shares on the last trading day of the month in which the Shares are placed in your account, unless Shares are placed in your account during the last five business days of the month. In this case, the share price will be the closing price on the last trading day of the following month. The date of the event that permits distribution of Shares prior to April 1, 2008, or the date on which Citibank places Shares in your account, if later, is considered the effective date of an early exit event for purposes of the promissory note.

        After your Shares are distributed to you, you may sell any or all of the Shares you purchased under the Classic Plan or received under the Leverage Plan, or you can transfer Shares to your personal stock brokerage account.

        You also may deposit your Shares with the depository bank for Aventis ADSs to permit them to be traded in the US. Aventis Shares trade in the US as American Depositary Shares (ADSs). The Aventis Share price listed on the New York Stock Exchange is for ADSs, in US dollars. Aventis ADSs trade at approximately the same price in US dollars as Aventis Shares trade on either the French or German Stock Exchanges at current exchange rates. However, there can be no assurance that this will always be the case due to currency exchange rate fluctuations and other economic factors.

INCOME TAX EFFECTS

        The following description of the U.S. federal income tax consequences of the Plan is based on current law. Current law is subject to change and interpretation. There may be state, local and other tax consequences of your participation in the Plan. Aventis recommends that you seek professional tax advice to determine the tax effect of the Plan on your individual circumstances.

        At the time of purchase of Shares under the Classic Plan, the amount by which the fair market value of the Shares at the end of the enrollment period exceeds the preferred price is considered ordinary income for tax purposes. Accordingly, withholding taxes will be deducted from your first paycheck after all orders for Shares worldwide are tabulated and reconciled. There is no withholding tax at the time of purchase on Options purchased under the Leverage Plan.

        Distribution on April 1, 2008 (or the date of termination, if earlier) to you of the Shares you purchased under the Classic Plan should not result in any personal tax consequences. Your sale of Shares purchased under the Classic Plan will result in a capital gain or loss per share equal to the difference between the price per share at which you sell the Shares and the fair market value of the Shares at the end of the enrollment period. Dividends you receive on Classic Shares (including the avoir fiscal) will be taxed as dividend income in the year you receive them.

        With respect to the Leverage Plan, Aventis believes that it is reasonable to take the position that an investment in the Leverage Plan constitutes, for U.S. federal income tax purposes, the acquisition of a nonstatutory stock option. The discussion below assumes that the Leverage Plan is so treated.

        Accordingly, the excess (if any) of the total fair market value of the Shares you are entitled to receive at the end of the holding period (or upon early termination) over the option purchase price you paid will be treated as ordinary income for U.S. federal income tax purposes for the taxable year in which you receive the Shares. If you elect to repay the Loan in Shares, the amount you include in your U.S. federal taxable income will be the difference between the fair market value of the Shares you receive at the end of the holding period and the option purchase price you paid. If you elect to repay the Loan in cash, the amount you include in your U.S. federal taxable income will be determined in the same manner, except that you will be entitled to subtract from the total fair market value of the Shares you receive both the amount you pay in cash to repay the Loan and the option purchase price you paid. You should not be taxed on dividends on Leverage Plan Shares during the holding period.

        If, after the end of the holding period (or early termination), you dispose of Shares acquired through the Leverage Plan, you will generally recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount realized upon such disposition and your tax basis in the Shares. Your tax basis will generally equal the fair market value of the Shares released to you at the end of the holding period whether you repaid the Loan in Shares or in cash. Any such capital gain or loss will be long-term or short-term depending on whether you hold the Shares for more than a year starting from the first day you may sell or exchange your Shares.

        The Internal Revenue Service ("IRS") may not accept the tax characterization of the Leverage Plan as the grant of nonstatutory options. It is possible that the IRS could take the position that participating associates should be subject to current U.S. federal income tax as owners of a portion of the Leverage Plan Shares, which position would result in such associates being subject to additional U.S. federal income tax and interest.

        The Company is entitled to take a tax deduction in the amount of and at the time you are required to recognize ordinary income.

CURRENCY EXCHANGE RATE FLUCTUATIONS

        The value of your Horizon investment is subject to fluctuations in the currency exchange rate between the U.S. dollar and the European Union euro, depending on changes in economic and other conditions in the U.S. relative to those in the European Union subsequent to September 2, 2003. The initial price and the preferred price were determined based on the market price, in euros, of Aventis stock on the Paris Stock Exchange, but the amount of money you pay to purchase Shares in Horizon will be expressed in dollars, based on the three-month-forward exchange rate published on September 2, 2003, by the European Central Bank, which was Euro 1.00 = US$1.0820. Fluctuations in currency exchange rates may cause the amount you pay in dollars, at the time you pay it, to be greater or less in value than the purchase price expressed in euros on the same day. In addition, exchange rate fluctuations during the holding period may cause the value of your Horizon account, expressed in dollars, to increase or decrease over time relative to the value of your account if expressed in euros. Dividends on Aventis stock are declared and paid in euros, and thus may appear to be inconsistent when expressed in dollars. Statements you receive from time to time showing the status of your Horizon account will be expressed in dollars, which may not precisely reflect the status of your account in euros.

        All computations regarding your Horizon account, including crediting and payment of dividends, investment of dividends in additional Shares, determination of the number of Shares you will receive under the Leverage Plan at the end of the holding period, if any, and determination of the amount you must pay if you elect to repay the Leverage Plan Loan in cash will be made in euros, providing a consistent basis for accounting. If you choose to receive dividends under the Classic Plan in cash, the amount paid to you in dollars will reflect the then-current exchange rate. At the end of the holding period, the value of Shares transferred to your personal account that you choose to deposit with the depository bank for Aventis ADSs for trading in the U.S. will be affected, either positively or negatively, by the then-current exchange rate.

CHANGE OF CAPITALIZATION OR CONTROL

        In the event of a change in capitalization of Aventis, the number of Shares you receive under the Leverage Plan may be adjusted according to the terms of the promissory note or the participants could be treated as if an early distribution event occurred. Capitalization refers to the manner in which the shares of a corporation are held, by whom and in what number. A change in capitalization could occur in the event of a merger, stock split, spin-off or similar event.

        A change of control could result from a merger, demerger, acquisition, spin-off, or similar transaction involving all or part of Aventis. In the event Aventis Shares are exchanged for shares of another company, the Shares you purchased under the Plan will be exchanged for shares of the other company in the same manner as Shares held by other Aventis shareholders, and Citibank will continue to hold the exchanged shares of the other company until April 1, 2008, or earlier permitted distribution. If a change of control results in termination of your employment from Aventis and no continued employment with a corporation in which Aventis has a controlling interest, you will be eligible for early distribution of Shares under the Plan. In the event of a tender offer, the financial institution will decide whether to tender the Shares in your option account. You will be required to take such actions (including completing and signing documents) as the financial institution may reasonably require.

GENERAL INFORMATION

        The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986. All administrative fees are paid by Aventis, other than the cost of any sale of Shares to pay for your investment in Shares or required withholding taxes.

        This Prospectus describes the terms and conditions of the Plan. Aventis reserves the right to amend or terminate the Plan at any time. Although Aventis intends to create similar plans in the future, it is under no legal obligation to do so and you have no vested right to participate in them.

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  Exhibit 4.2